Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

February 21, 2012

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Terra Tech Corp. (the “Company”)
Amendment No. 1 to Current Report on Form 8-K
Filed February 21, 2012

Dear Ms. Ravtiz:

Pursuant to the staff’s comment letter dated February 17, 2012, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 1 to the Company’s Form 8-K was filed with the Commission via EDGAR on February 21, 2012.

Amendment No. 1 includes, as Exhibit 99.3, an audit report the Company received from its independent public accounting firm on February 6, 2012.   Exhibit 99.2, containing unaudited pro forma combined financial information of Terra Tech Corp. and its wholly-owned subsidiary, GrowOp Technology Ltd., which were not filed as an exhibit to the Form 8-K on February 10, 2012 due to uploading problems the Company’s publisher was having with the Edgar system at time.

Please contact the undersigned with any questions, comments or other communications to the Company.

                         Very truly yours,

                         /s/ Thomas E. Puzzo

                         Thomas E. Puzzo